Merrill Lynch Mortgage Investors Trust

MLMI Series 2005-A10

Mortgage Pass-Through Certificates

Wells Fargo Bank, National Association

Master Servicer

Supplement dated January 24, 2006

to

Prospectus Supplement dated December 21, 2005

to

Prospectus dated August 26, 2005

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the prospectus supplement dated December 21, 2005.

The second sentence under the heading “Summary of Prospectus Supplement—Federal Income Tax Consequences” shall be deleted in its entirety and replaced with the following:

Each of the certificates (exclusive of any right to receive payment of interest from the reserve fund), other than the Class R-I Certificates and Class R-II Certificates, will represent ownership of one or more “regular interests” in REMIC II.

The first paragraph under the heading “Federal Income Tax Consequences—General” shall be deleted in its entirety and replaced with the following:

The Agreement provides that two elections will be made to treat the Trust Fund (exclusive of the Reserve Fund) as two REMICs for federal income tax purposes and will designate a single class of interests as the residual interest in each REMIC. The Offered Certificates (exclusive of any right to receive Net WAC Shortfall amounts from the Reserve Fund) will represent beneficial ownership of regular interests issued by a REMIC.

The following paragraph shall be inserted as the first paragraph under the heading “Federal Income Tax Consequences—Taxation of the Regular Certificates”:

For federal income tax purposes, a beneficial owner of a LIBOR Certificate will be treated as owning both an undivided interest in a REMIC regular interest and the right to receive payments in respect of the related Net WAC Shortfall from the Reserve Fund. The treatment of amounts received by a holder of a LIBOR Certificate under such holder’s right to receive payments in respect of the related Net WAC Shortfalls will depend on the portion, if any, of such holder’s purchase price allocable thereto. Under the REMIC regulations, each holder of a LIBOR Certificate must allocate its purchase price for the LIBOR Certificate between its undivided interest in the REMIC regular interest and its undivided interest in the right to receive payments in respect of the related Net WAC Shortfalls in accordance with the relative fair market values of each property right. The trust intends to treat payments made to the holders of the LIBOR Certificates in respect of the related Net WAC Shortfalls as includible in income based on Treasury regulations relating to notional principal contracts (the “Notional Principal Contract Regulations”). The original issue discount (“OID”) regulations provide that the trust’s allocation of the issue price is binding on all holders unless the holder explicitly discloses on its tax return that its allocation is different from the trust’s allocation. For tax reporting purposes, the right to receive payments in respect of the related Net WAC Shortfalls may have more than a de minimis value. Under the REMIC regulations, the trust is required to account for the REMIC regular interest and the right to receive payments in respect of the related Net WAC Shortfalls as discrete property rights. It is possible that the right to receive payments in respect of the related Net WAC Shortfalls could be treated as a partnership among the holders of the LIBOR Certificates and the Class A-IO or Class M-IO Certificates, as applicable, in which case holders of such certificates potentially would be subject to different timing of income and foreign holders of such certificates could be subject to withholding in respect of payments in respect of the related Net WAC Shortfalls. Holders of the LIBOR Certificates are advised to consult their own tax advisors regarding the allocation of issue price, timing, character and source of income and deductions resulting from the ownership of such certificates. Treasury regulations have been promulgated under Section 1275 of the Code generally providing for the integration of a “qualifying debt instrument” with a hedge if the combined cash flows of the components are substantially equivalent to the cash flows on a variable rate debt instrument. However, such regulations specifically disallow integration of debt instruments subject to Section 1272(a)(6) of the Code. Therefore, holders of the LIBOR Certificates will be unable to use the integration method provided for under such regulations with respect to those certificates. If the trust’s treatment of payments of the Net WAC Shortfalls is respected, ownership of the right to receive payments in respect of the related Net WAC Shortfalls will entitle the owner to amortize the separate price paid for such right under the Notional Principal Contract Regulations.

The fifth paragraph under the heading “Federal Income Tax Consequences—Taxation of the Regular Certificates” shall be deleted in its entirety and replaced with the following:

The Offered Certificates, exclusive of the right of the LIBOR Certificates to receive payments in respect of the Net WAC Shortfall amounts, will be treated as assets described in Section 7701(a)(19)(C) of the Code and “real estate assets” under Section 856(c)(4)(A) of the Code, generally in the same proportion that the assets in the Trust Fund would be so treated. In addition, interest on the Offered Certificates, exclusive of the right of the LIBOR Certificates to receive payments in respect of the Net WAC Shortfall amounts, will be treated as “interest on obligations secured by mortgages on real property” under Section 856(c)(3)(B) of the Code, generally to the extent that the Offered Certificates are treated as “real estate assets” under Section 856(c)(4)(A) of the Code. The Offered Certificates, exclusive of the right of the LIBOR Certificates to receive payments in respect of the Net WAC Shortfall amounts, also will be treated as “qualified mortgages” under Section 860G(a)(3) of the Code. However, the right of each LIBOR Certificate to receive payments in respect of the Net WAC Shortfalls will not qualify as an asset described in Section 7701(a)(19)(C) of the Code, as a real estate asset under Section 856(c)(5)(B) of the Code or as a “qualified mortgage” within the meaning of Section 860G(a)(3) of the Code. As a result, the LIBOR Certificates may not be a suitable investment for a REMIC, a real estate investment trust or an entity intending to qualify under Section 7701(a)(19)(C) of the Code. We refer you to “Material Federal Income Tax Consequences—REMICs” in the Prospectus.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Dealers will deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the Mortgage Pass-Through Certificates, MLMI Series 2005-A10 and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Mortgage Pass-Through Certificates, MLMI Series 2005-A10 will be required to deliver a supplement, prospectus supplement and prospectus for ninety days following the date of this supplement.

Merrill Lynch & Co.